

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   November 16, 2015

<u>Via E-mail</u>
Brian Fiddler
Chief Financial Officer
Hard Creek Nickel Corporation
1060-1090 West Georgia Street
Vancouver, British Columbia V6E3V7
Canada

> **Re: Hard Creek Nickel Corporation**
> **Amendment No. 1 to Form 20-F for the Year Ended December 31, 2014**
> **Filed November 10, 2015**
> **File No. 000-52326**

Dear Mr. Fiddler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 20-F for the Year Ended December 31, 2014</u>

<u>Consolidated Financial Statements</u>

<u>Independent Auditor's Reports</u>

1. Going concern paragraphs omitting the words "substantial doubt" or using conditional language, such as the word "may" are not appropriate under Public Company Accounting Oversight Board standards. Please make arrangements with your auditors for them to revise both of their audit reports dated April 16, 2015 and March 21, 2014 to:

    - use the words "substantial doubt" when referencing a going concern matter; and
    - clearly state in unconditional language whether there is substantial doubt about the ability of Hard Creek Nickel Corporation to continue as a going concern.

Refer to the guidance outlined in Section AU 341 of the Public Company Accounting Oversight Board standards. Please further amend your Form 20-F to file a revised audit report.

2. Please make arrangements with your auditors for them to revise their audit report dated March 21, 2014 to:

- state, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1; and
- reference International Financial Reporting Standards as issued by the International Accounting Standards Board, rather than just International Financial Reporting Standards, in the two places they are referred to in the report.

Please further amend the Form 20-F to file the revised audit report.

<u>Exhibits 12.1, 12.2, 13.1 and 13.2</u>

3. Please amend your Form 20-F to revise your certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002. Please ensure that you update the date of the certifications and reference the amended filing in the certifications.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining